CERTIFICATE

Re:	GLG Life Tech Corporation (the "Company")
Annual General Meeting of Shareholders – June 25, 2010

In connection with the annual general meeting of shareholders of the Company scheduled to be held on June 25, 2010, the undersigned hereby reports that the Company has made the arrangements described in paragraphs (a) and (b) of subsection 2.20 of National Instrument 54-101 (“NI 54-101”), and that the Company is relying upon section 2.20 of NI 54-101 in abridging the time prescribed in subsections 2.2(1) or 2.5(1) of NI 54-101.

DATED as of the 20th day of May, 2010.

GLG LIFE TECH CORPORATION

Per:	“Brian Meadows”
Authorized Signatory